NEWS

Sequans Communications
Preliminary Second Quarter 2025 Financial Results

PARIS - July 31, 2025 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a pioneer in Bitcoin Treasury and a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced preliminary financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Summary Preliminary Results Table (*):

(in US$ millions, except share and per share data)	Q2 2025 (1)	Q1 2025 (1)	Q2 2024
Revenue	$8.1	$8.1	$9.7
Gross profit	$5.2	$5.2	$8.1
Gross margin (%)	64.4%	64.5%	84.0%
Operating income (loss)	($8.7)	($6.8)	($3.7)
Net profit (loss)	($9.1)	($7.3)	($0.6)
Diluted income (loss) per ADS	($0.36)	($0.29)	($0.02)
Non-IFRS diluted income (loss) per ADS (2)	($0.32)	($0.24)	($0.23)
Weighted average number of diluted ADS (IFRS)	25,406,045	25,156,570	24,765,063
Weighted average number of diluted ADS (Non-IFRS)	25,406,045	25,156,570	24,765,063
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price
(2) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Loss in Q2 2024 includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures
(*) Bitcoin KPIs will be presented beginning with the results of the third quarter of 2025

“Sequans has successfully deployed the net proceeds from the $384 million financing completed on July 7 to launch its Bitcoin Treasury strategy, resulting in the initial acquisition of 3,072 Bitcoin,” said Dr. Georges Karam, CEO of Sequans. “We are committed to this strategy and believe it will deliver meaningful long-term value for shareholders. We look forward to sharing more about our long-term treasury plans before the end of this quarter. We are also pleased to report that our IoT business continues to improve as we work toward our target of achieving breakeven operating income in 2026.”

Second Quarter 2025 Financial Summary:

Revenue: Revenue was $8.1 million, an increase of 1.1% compared to the first quarter of 2025 and a decrease of 15.8% compared to the second quarter of 2024. Product revenue was $3.9 million, an increase of 10.3% compared to the first quarter of 2025 and an increase of 59.0% compared to the second quarter of 2024. License and services revenue was $4.3 million compared to $4.5 million in the first quarter of 2025 and $7.2 million in the second quarter of 2024, with the variation primarily related to the timing of revenue recognition for the 5G broadband platform license to Qualcomm in both the first and second quarters of 2025 and for the 4G manufacturing license to Qualcomm in the second quarter of 2024.

Gross margin: Gross margin was 64.4% compared to 64.5% in the first quarter of 2025 and 84.0% in the second quarter of 2024.

Operating profit (loss): Operating loss was $8.7 million compared to operating loss of $6.8 million in the first quarter of 2025 and operating loss of $3.7 million in the second quarter of 2024. The operating loss in the second quarter of 2025 reflected a number of non-recurring items such as restructuring costs and advisory fees related to major transactions. No research and development costs were capitalized in 2025 whereas over $5 million was capitalized in the second quarter of 2024.

Net loss: Net loss was $9.1 million, or ($0.36) per diluted ADS, compared to net loss of $7.3 million, or ($0.29) per diluted ADS, in the first quarter of 2025 and net loss of $0.6 million, or ($0.02) per diluted ADS, in the second quarter of 2024.

Sequans reports preliminary second quarter 2025 financial results

Non-IFRS loss: Excluding non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $8.1 million, or ($0.32) per diluted ADS, in the second quarter of 2025 compared to non-IFRS net loss of $6.1 million, or ($0.24) per diluted ADS in the first quarter of 2025, and non-IFRS net loss of $5.8 million, or ($0.23) per diluted ADS, in the second quarter of 2024.

Cash: Cash and cash equivalents at June 30, 2025 totaled $41.6 million compared to $45.9 million at March 31, 2025. This excludes the $358.5 million net proceeds from the private placements of equity and convertible debt completed on July 7, 2025.

Conference Call Details

Date: Thursday, July 31, 2025
Time: 8:00 a.m. ET / 14:00 CET

The live webcast will be available on the Sequans Investor Relations website at https://sequans.com/investor-relations/investor-materials/.

To participate via telephone, please register in advance using this link, https://register-conf.media-server.com/register/BI4548043c012347a0897f1a34c5ac8b2c. Upon registration, telephone participants will receive a confirmation email detailing how to join the audio version of the webcast, including the dial-in number and a unique registrant ID.

The company suggests participants for both the conference call and those listening via the web dial in or sign on at least 15 minutes in advance of the call. For those unable to participate in the live event, A replay will be available after
8:00 a.m. ET on the same website

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, strategy for the second half of 2025. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” "committed to", “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-IFRS/non-GAAP Financial Measures

Sequans reports preliminary second quarter 2025 financial results

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, end effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) as well as a pioneer in Bitcoin Treasury. Sequans views Bitcoin as a long-term investment and intends to strategically accumulate it as its primary treasury reserve asset. The company’s approach involves acquiring and holding Bitcoin using net proceeds from equity and debt issuances — executed from time to time based on market conditions — as well as cash generated from operations and intellectual property monetization.

Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications - including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing. Sequans management believes the combination of a strategic Bitcoin reserve and deep focus on semiconductor innovation positions the company for long-term value creation.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Gerrick Johnson, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary second quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2025 (1)	March 31, 2025 (1)	June 30, 2024

Revenue:
Product revenue	$3,872	$3,509	$2,435
License and services revenue	4,270	4,545	7,240
Total revenue	8,142	8,054	9,675
Cost of revenue	(2,900)	(2,863)	(1,547)
Gross profit	5,242	5,191	8,128
Operating income (expenses) :
Research and development expense	(8,779)	(7,227)	(5,789)
Sales and marketing expense	(2,176)	(2,337)	(3,131)
General and administrative expense	(3,019)	(2,451)	(2,916)

Total operating income (expenses)	(13,974)	(12,015)	(11,836)
Operating profit (loss)	(8,732)	(6,824)	(3,708)
Financial income (expense):
Interest income (expense), net	250	368	(10,806)
Change in fair value of convertible debt derivative	—	—	39
Impact of debt amendment	—	—	13,952
Foreign exchange gain (loss)	(476)	(517)	90
Profit (Loss) before income taxes	(8,958)	(6,973)	(433)
Income tax expense	(154)	(281)	(146)
Profit (Loss)	$(9,112)	$(7,254)	$(579)
Attributable to:
Shareholders of the parent	(9,112)	(7,254)	(579)
Minority interests	—	—	—
Basic income (loss) per ADS	($0.36)	($0.29)	($0.02)
Diluted income (loss) per ADS	($0.36)	($0.29)	($0.02)
Weighted average number of ADS used for computing:
— Basic	25,406,045	25,156,570	24,765,063
— Diluted	25,406,045	25,156,570	24,765,063
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary second quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2025 (1)	2024

Revenue:
Product revenue	$7,381	$4,903
License and services revenue	8,815	10,799
Total revenue	16,196	15,702
Cost of revenue	(5,763)	(3,720)
Gross profit	10,433	11,982
Operating income (expenses) :
Research and development expense	(16,006)	(12,402)
Sales and marketing expense	(4,513)	(6,003)
General and administrative expense	(5,470)	(5,818)

Total operating income (expenses)	(25,989)	(24,223)
Operating profit (loss)	(15,556)	(12,241)
Financial income (expense):
Interest income (expense), net	618	(14,124)
Change in fair value of convertible debt derivative	—	3
Impact of debt amendment	—	13,952
Foreign exchange gain (loss)	(993)	354
Profit (Loss) before income taxes	(15,931)	(12,056)
Income tax expense	(435)	(313)
Profit (Loss)	$(16,366)	$(12,369)
Attributable to:
Shareholders of the parent	(16,366)	(12,369)
Minority interests	—	—
Basic income (loss) per ADS	($0.65)	($0.50)
Diluted income (loss) per ADS	($0.65)	($0.50)
Weighted average number of ADS used for computing:
— Basic	25,282,261	24,705,875
— Diluted	25,282,261	24,705,875
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary second quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At Dec 31,
(in thousands of US$)	2025 (1)	2024
ASSETS
Non-current assets
Property, plant and equipment	$4,244	$4,308
Intangible assets	13,118	5,641
Deposits and other receivables	3,653	3,246
Other non-current financial assets	435	353
Total non-current assets	21,450	13,548
Current assets
Inventories	2,884	2,874
Trade receivables	2,693	4,809
Contract assets	13	122
Prepaid expenses	1,755	1,410
Other receivables	13,081	17,492
Research tax credit receivable	4,815	4,184
Short-term deposits	23,000	53,000
Cash and cash equivalents	18,600	9,093
Total current assets	66,841	92,984
Total assets	$88,291	$106,532
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 255,176,342 shares authorized, issued and outstanding at June 30, 2025 (251,408,922 shares at December 31, 2024)	$2,974	$2,934
Share premium	14,473	14,512
Other capital reserves	76,397	74,504
Accumulated deficit	(52,161)	(35,795)
Other components of equity	(215)	(796)
Total equity	41,468	55,359
Non-current liabilities
Government loan	—	616
Government research financing	4,723	5,669
Lease liabilities	—	333
Trade payables and other non-current liabilities	667	—
Provisions	2,147	1,400
Deferred tax liabilities	190	173
Contract liabilities	2,641	809
Total non-current liabilities	10,368	9,000
Current liabilities
Trade payables	9,812	6,106
Interest-bearing receivables financing	—	3,742
Lease liabilities	1,126	1,439
Government loan	1,837	1,802
Government research financing	3,250	4,062
Contract liabilities	5,513	11,021
Income tax liabilities - Parent	3,761	2,827
Other current liabilities and provisions	11,156	11,174
Total current liabilities	36,455	42,173
Total equity and liabilities	$88,291	$106,532
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary second quarter 2025 financial results

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30,
(in thousands of US$)	2025 (1)	2024
Operating activities
Loss before income taxes	$(15,931)	$(12,056)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,418	1,670
Amortization and impairment of intangible assets	1,960	2,748
Share-based payment expense	1,893	2,964
Decrease in provision	(92)	(219)
Interest (income) expense, net	(620)	14,124
Change in the fair value of convertible debt embedded derivative	—	(3)
Convertible debt amendment	—	(13,952)
Foreign exchange loss (gain)	(525)	216
Loss on disposal of intangible and tangible assets	12	—
Working capital adjustments
Decrease in trade receivables and other receivables	3,066	5,209
Decrease in inventories	48	1,812
Increase in research tax credit receivable	(509)	(987)
Increase in trade payables and other liabilities	1,790	792
Increase (Decrease) in contract liabilities	(5,146)	5,102
Increase in government grant advances	2,044	3,112
Income tax paid	(586)	(560)
Net cash flow from (used in) operating activities	(11,178)	9,972
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,109)	(1,200)
Capitalized development expenditures	—	(14,851)
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	(3,586)	—
Sale (Purchase) of financial assets	(151)	60
Decrease of short-term deposit	30,000	—
Interest received	990	27
Net cash flow from (used in) investing activities	26,144	(15,964)
Financing activities
Proceeds (repayment of) from interest-bearing receivables financing	(3,742)	577
Proceeds from related party loans	—	14,000
Proceeds from interest-bearing research project financing	1,129	934
Payment of lease liabilities	(749)	(753)
Repayment of government loans	(678)	(679)
Repayment of loans	(420)	—
Repayment of interest-bearing research project financing	(395)	(266)
Interest paid	(637)	(412)
Net cash flows from (used in) financing activities	(5,492)	13,401
Net increase (decrease) in cash and cash equivalents	9,474	7,409
Net foreign exchange difference	33	(6)
Cash and cash equivalents at January 1	9,093	5,705
Cash and cash equivalents at end of the period	18,600	13,108
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary second quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2025 (3)	March 31, 2025	June 30, 2024
IFRS profit (loss) as reported	$(9,112)	$(7,254)	$(579)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	879	1,014	1,847
Non-cash change in the fair value of convertible debt embedded derivative	—	—	(39)
Non-cash interest on convertible debt and other financing (2)	108	111	6,972
Non-IFRS profit (loss) adjusted	$(8,125)	$(6,129)	$(5,751)
IFRS basic profit (loss) per ADS as reported	($0.36)	($0.29)	($0.02)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.04	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.28
Non-IFRS basic profit (loss) per ADS	($0.32)	($0.24)	($0.23)
IFRS diluted profit (loss) per ADS	($0.36)	($0.29)	($0.02)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.04	$0.07
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.28
Non-IFRS diluted profit (loss) per ADS	($0.32)	($0.24)	($0.23)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$13	$16	$27
Research and development	181	205	509
Sales and marketing	191	223	435
General and administrative	494	570	876
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the ACP acquisition purchase price

Sequans reports preliminary second quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30,
	2025 (3)	2024
IFRS profit (loss) as reported	$(16,366)	$(12,369)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,893	2,964
Non-cash change in the fair value of convertible debt embedded derivative	—	(3)
Non-cash interest on convertible debt and other financing (2)	218	8,805
Non-cash impact of convertible debt amendment	—	(13,952)
Non-IFRS profit (loss) adjusted	$(14,255)	$(14,555)
IFRS basic profit (loss) per ADS as reported	($0.65)	($0.50)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.07	$0.12
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.35
Non-cash impact of convertible debt amendment	$0.00	($0.56)
Non-IFRS basic profit (loss) per ADS	($0.56)	($0.59)
IFRS diluted profit (loss) per ADS	($0.65)	($0.50)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.07	$0.12
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.35
Non-cash impact of convertible debt amendment	$0.00	($0.56)
Non-IFRS diluted profit (loss) per ADS	($0.56)	($0.59)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$29	$44
Research and development	386	827
Sales and marketing	414	678
General and administrative	1,064	1,415
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the ACP acquisition purchase price